Exhibit 99.1

Orla Mining Completes Final Tranche Drawdown of US$50 Million on Project Finance Facility and Provides Details of Annual and Special Meeting of Shareholders

VANCOUVER, BC, April 27, 2021 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that the Company has completed the third and final tranche drawdown of US$50 million on its previously announced Project Finance Facility ("Credit Facility"). The funds will be used towards the development of the Camino Rojo Oxide Gold Project ("Camino Rojo") located in Zacatecas State, Mexico.

The full US$125 million Credit Facility has been drawn. The term of the facility is five years with maturity in December 2024 and bears interest at 8.8% per annum.

2021 Annual and Special Meeting of Shareholders

The Company's annual and special meeting (the "Meeting") of the holders of common shares ("Shareholders") will be held on May 14th, 2021 at 9:00 a.m. (Vancouver time). As part of continued efforts to prevent the transmission of COVID-19 and mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, Orla will hold the Meeting this year in a virtual-only format, which will be conducted via conference call, together with a live webcast. Details are as follows:

Toll-free dial-in number:
877-407-6184

Webcast:
https://78449.themediaframe.com/dataconf/productusers/ola/mediaframe/43841/indexl.html

Orla's Notice of Annual and Special Meeting and Management Information Circular and Annual Information Form ("AIF") are available on the Company's website at https://www.orlamining.com/investors/annual-filings/ and have been filed on SEDAR on EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The Company's 40-F, containing its AIF, Audited Annual Financial Statements, and MD&A, has also been filed and is available under the Company's profile on EDGAR.

Shareholders may also receive a copy of the Company's audited financial statements without charge upon request by e-mail at info@orlamining.com.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project – Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is also available on SEDAR at www.sedar.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements with respect to the use of funds, the Company's construction and operation of projects, as well as its objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 29, 2021, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure in this release uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained in this release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the SEC's Industry Guide 7 applies different standards in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained or referenced in this release may not qualify as "reserves" under SEC standards. In addition, this release uses the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. The SEC does not currently recognize mineral resources and U.S. companies are generally not permitted to disclose mineral resources of any category in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves as defined in NI 43-101 or Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource could ever be mined economically. It cannot be assumed that all or any part of "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" in this release is economically or legally mineable. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") but as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. Investors are specifically cautioned that there are also significant differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" or other measures under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. For the above reasons, information contained in this presentation containing descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

SOURCE Orla Mining Ltd.

View original content: http://www.newswire.ca/en/releases/archive/April2021/27/c0496.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer or Andrew Bradbury, Director, Investor Relations, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 16:15e 27-APR-21